                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1994


         For the fiscal year ended December 31, 1995

         Commission File Number 1-2227

         A.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(K) Retirement Savings Plan
                  for Salaried Employees of CONSTAR International, Inc.

         B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                         CROWN CORK & SEAL COMPANY, INC.
                                9300 ASHTON ROAD
                             PHILADELPHIA, PA 19136

                                      INDEX

                                                                      Pages

Signatures . . . . . . . . . . . . . . . . . . . . . . .  . .           3

Report Of Independent Accountants . . . . . . . . . . . . . .           6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA .      7 to 14

Exhibit 23 - Consent Of Independent Accountants . . . . . . . .        15

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Crown Cork & Seal Company, Inc.
                                              401(K) Retirements Savings Plan
                                              for Salaried Employees of
                                              CONSTAR International, Inc.



Date: June 26, 1996                           By:/s/ James T. Malec
                                                 ______________________________
                                                 James T. Malec
                                                 Member, Benefit Plan Committee

Crown Cork & Seal
Company, Inc.
401(k) Retirement
Savings Plan for Salaried
Employees of CONSTAR
International, Inc.
Financial Statements
and Supplemental Information
December 31, 1995

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Financial Statements and Supplemental Information
December 31, 1995
- --------------------------------------------------------------------------------


                                      Index

                                                                    Page

Report of Independent Accountants                                    1

Statement of Net Assets Available for
  Plan Benefits, with Fund Information                             2 - 3

Statement of Changes in Net Assets
 Available for Plan Benefits, with Fund Information                  4

Notes to Financial Statements                                      5 - 7

Schedule I  -   Schedule of Assets Held for Investment
                      at December 31, 1995                           8

Schedule II - Schedule of Reportable Transactions
             (Transaction or Series of Transactions)
             for the Year Ended December 31, 1995 in
             Excess of 5% of Plan Assets                             9




Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants



To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Salaried Employees of CONSTAR International, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 7, 1996


Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Net Assets Available for Plan Benefits, with Fund Information
December 31, 1995
- --------------------------------------------------------------------------------

                                                  Stock         Fixed    Diversified Government  TRASOP      Loan
                                                  Fund          Fund        Fund      Fund       Fund        Fund       Total
                                                  ----          ----     ---------- ----------  --------     ----       -----

Investments at fair value:
   Crown Cork & Seal Common Stock *              $3,360,124                                                            $3,360,124
   SunTrust Bank
    Retirement Reserve Fund                             412                                                                   412
   New England Mutual Life Insurance
     Group Annuity Policy #3597 *                            $12,042,273                                               12,042,273
   Windsor Fund *                                                         $1,562,905                                    1,562,905
   AIM Equity Funds, Inc. - Weingarten Fund *                              1,561,322                                    1,561,322
   Investment Company of America -
    Mutual Fund*                                                           1,650,356                                    1,650,356
   Vanguard Fixed Income Securities Fund                                              $911,992                            911,992
   STI Classic Prime Quality
     Money Market Funds                                                                        $119,852                   119,852
   Cash and cash equivalents                         79,001          124     340,824                                      419,949
   Loans to employees                                                                                     $1,044,386    1,044,386
                                                 ----------   ----------   ---------  --------  --------   ---------  -----------
         Total investments                        3,439,537   12,042,397   5,115,407   911,992   119,852   1,044,386   22,673,571

Accrued income receivable                               147          316          61        31       540                    1,095
Employee contribution receivable                      9,306       22,543      10,906     2,369                             45,124
Employer contribution receivable                      3,408        8,851       3,575       800                             16,634
                                                 ----------  -----------  ----------  --------  --------   ---------- -----------
Net assets available for plan benefits           $3,452,398  $12,074,107  $5,129,949  $915,192  $120,392   $1,044,386 $22,736,424
                                                 ==========  ===========  ==========  ========  ========   ========== ===========

* Comprises more than 5% of the fair value of Plan assets at December 31, 1995.



The  accompanying  notes  are an  integral  part of these financial statements.


Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Net Assets Available for Plan Benefits, with Fund Information
December 31, 1994
- --------------------------------------------------------------------------------


                                             Stock          Fixed     Diversified  Government PAYSOP        Loan
                                             Fund           Fund          Fund        Fund     Fund         Fund         Total
                                             ----           ----          ----        ----     ----         ----         -----


Investments at fair value:
  Crown Cork & Seal Common Stock *          $2,120,720                                        $460,852                $ 2,581,572
  SunTrust Bank Retirement Reserve Fund         75,576                                             844                     76,420
  New England Mutual Life Insurance
    Group Annuity Policy #3597 *                         $13,329,909                                                   13,329,909
  Vanguard Windsor Fund *                                              $1,196,749                                       1,196,749
  AIM Equity Funds, Inc. -
    Weingarten Fund *                                                   1,256,938                                       1,256,938
  Investment Company of America -
    Mutual Fund *                                                       1,226,799                                       1,226,799
  Vanguard Fixed Income Securities Fund                                            $686,762                               686,762
  Cash and cash equivalents                      3,024        86,049       30,913    33,514                               153,500
  Loans to employees *                                                                                    $1,097,467    1,097,467
                                            ----------   -----------   ----------   --------   --------   ----------  -----------
         Total investments                   2,199,320    13,415,958    3,711,399   720,276     461,696    1,097,467   21,606,116
Receivable from trustee                                      150,000                                                      150,000
Accrued income receivable                          376           438          104       123           6                     1,047
                                            ----------   -----------   ----------  --------    --------   ----------  -----------
Net assets available for plan benefits      $2,199,696   $13,566,396   $3,711,503  $720,399    $461,702   $1,097,467  $21,757,163
                                            ==========   ===========   ==========   ========   ========   ==========  ===========



* Comprises more than 5% of the fair value of plan assets at December 31, 1994.


The  accompanying  notes  are an  integral  part of these financial statements.



Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Changes in Net Assets Available for Plan Benefits, with Fund
Information December 31, 1995
- --------------------------------------------------------------------------------

                                              Stock      Fixed      Diversified   Government    TRASOP    Loan
                                              Fund       Fund          Fund          Fund        Fund     Fund        Total
                                              ----       ----      ------------   ----------   --------   ----        -----


Investment income:
   Dividends                                                          $121,180      $42,903                           $164,083
   Interest                                  $14,006  $  649,812          6,016       3,318     $6,364    $79,681      759,197

Gain (loss) on sales of investments           46,603       9,786        438,931      (2,766)                           492,554
Unrealized appreciation (depreciation) of
   investments                               272,711     (12,562)       595,264      43,706                            899,119
                                             -------   ---------     ---------     --------    ------     --------   ----------
Income from investment activities            333,320     647,036      1,161,391      87,161      6,364      79,681    2,314,953
Contributions:
   Employee                                  244,215     698,023        311,525      59,471                          1,313,234
   Employer                                   97,670     289,514        109,766      21,280                            518,230

Loan principal repayment                                 493,275                                          (493,275)
Loan interest - allocated                                 79,681                                           (79,681)
Loans issued                                            (575,501)                                          575,501

Participant withdrawals                     (388,827) (1,987,945)      (704,821)    (63,983)    (2,314)   (135,307)  (3,283,197)
Net transfers (to) from other funds          504,892  (1,136,372)       540,616      90,864
Administrative expenses                         (270)                      (31)                 (3,369)                 (3,670)
Transfer of plan assets                                                                        119,711                 119,711
                                            --------  -----------    -----------   --------   --------  ----------    ----------
Increase (decrease)in net
  assets available for plan benefits         791,000  (1,492,289)     1,418,446     194,793    120,392     (53,081)     979,261
Net assets at beginning of year            2,661,398  13,566,396      3,711,503     720,399          0   1,097,467   21,757,163
                                          ----------  -----------    ----------    --------   --------  ----------  -----------
Net asset at end of year                  $3,452,398  $12,074,107     $5,129,949   $915,192   $120,392  $1,044,386  $22,736,424
                                          ==========  ===========     ==========   ========   ========   =========  ===========


The  accompanying  notes  are an  integral  part of these financial statements.

                                      -4-




Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

     Plan Description. The Crown Cork & Seal  Company,  Inc.  401(k)  Retirement
     Savings Plan for Salaried Employees of CONSTAR International, Inc., formerly Inc., formerly the CONSTAR International Salaried Employees'
     Savings Incentive Plan (the "Plan") became effective September 1, 1983. The purpose of the Plan is to encourage voluntary savings and to assist employees in meeting their retirement income objectives. All salaried employees of CONSTAR International (the "Employer") with at least one year of service, as defined, are eligible to participate in the Plan. All of the outstanding common stock of CONSTAR International, Inc. was acquired by Crown Cork & Seal Company, Inc. during 1992.

     The Plan is administered  by  the Crown Cork & Seal Co., Inc. Benefit Plans
     Committee (the "Committee"). The Committee has appointed SunTrust Bank to serve as the trustee of the Plan.

     Basis of Accounting. The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investments listed on a national exchange are valued on the basis of year end closing prices. The investment in the New England Mutual Life Insurance Group
     Annuity contract is fully benefit responsive and carried at contract value.

     All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the Employer.

2.   Plan Description

     Participants  may  make  a  basic   contribution  of  2%  to  6%  of  their
     compensation  through  payroll  deductions.  Participants  may also  make a supplemental  contribution of 1% to 11% and an added value  contribution of
     1% to  10%  of  their  compensation  in  addition  to  the  full  6%  basic contribution,  subject  to  certain  limitations.  The  aggregate  of these contributions may not exceed 17% of the participant's compensation, subject to certain limitations.

     The Employer makes a matching  contribution  equal to one-half of the first
     6% of aggregate employee basic and added value contributions. Participants are immediately fully vested in allocations of Employer contributions.


                                      -5-





Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


     That portion of the participant's  account  contributed by the Employer can only be withdrawn from the  participant's  account upon retirement,  death, disability, separation of employment, attainment of age 59 1/2 or through a loan  approved by the  Committee.  However,  the Plan allows for  financial hardship withdrawals, subject to certain limitations. Payment of any income
     tax   liabilities   generated  by   withdrawals   from  the  Plan  are  the
     responsibility of the employee.

     The Plan  allows  for  loans to  participants  in excess of $500 and not to exceed  50% of the  participant's  vested  account  balance  up to  $50,000
     (subject to restrictions  further  described in the Plan document).  In the event of a default on a loan, the outstanding  balance and accrued interest is deducted from the participant's account prior to distribution.

3.   Tax Status of the Plan

     The Plan was amended and  restated,  effective  January 1, 1994,  to comply with all  provisions  of the  Internal  Revenue Code (IRC) and the Employee
     Retirement  Income  Security  Act  of  1974  (ERISA).   The  Committee  has
     represented  that the Plan has been  administered  in  accordance  with all provisions  of the IRC and ERISA.  The  Company  has  received a  favorable determination  letter for the Plan from the Internal  Revenue Service (IRS)
     and accordingly, the Trust is not subject to federal or local income taxes.

4.   Investment Programs

     A participant's contribution to the Plan may be invested in any one of the following funds, or may be divided among any of the available funds in 5% increments. The investment election may be changed by participants at the beginning of a Plan quarter.

     The Stock Fund  invests in the common  stock of Crown Cork & Seal  Company,
     Inc.

     The Fixed Income Fund is presently investing in guaranteed investment contracts with New England Mutual Life Insurance Company. The annual yields on these contracts were 5.05% in 1995 and 4.9% in 1994.

     The  Diversified  Fund  includes  shares  of the  AIM  Equity  Funds,  Inc.
     Weingarten Fund, shares of the Investment Company of America Mutual Fund as well as shares of the Vanguard Windsor Fund. All three funds are equity funds.

     The  Government  Securities  Fund holds shares in the Vanguard Fixed Income
     Securities Fund, which comprises government bonds with one to four year maturities.


                                      -6-




Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


     The PAYSOP Fund, shown at December 31, 1994 has its assets invested in common stock of Crown Cork & Seal Company, Inc., and has been reclassified to the Stock Fund at December 31, 1995.

     Contributions to and cash dividends or other earnings from any fund may be temporarily invested at money market rates prior to the purchase of investment securities. The investments held by the funds may be changed from time to time as determined by the Plan Committee as is consistent with the respective fund's objectives.

     In September 1995, the CONSTAR International Inc. Stock Ownership Plan
     ("TRASOP") merged into the Plan.  Assets are held separately in the STI
     Classic  Prime Quality Money Market Fund.

5.   Loans to Participants

     At  December  31,  1995 and  1994,  receivables  from  employees  consisted primarily  of loans from the Fixed Income Fund to  participants.  Loans can only be issued from the Fixed Income Fund in accordance  with the terms set forth in the Plan agreement. Interest rates on these loans ranged from 7.0%
     to 10.0% through 1995.  Interest rates on loans in 1994 ranged from 7.0% to
     9.5%

                                      -7-




                                                                  Schedule I
Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Item 27a - Schedule of Assets Held for Investment at December 31, 1995
- --------------------------------------------------------------------------------




        Description                  Number of Shares     Cost      Fair Value

Crown Cork & Seal Company, Inc.
   common stock                          80,482       $3,141,336   $3,360,124*

New England Mutual Life Insurance
   Group Annuity Policy #3597                         12,042,273   12,042,273*

Vanguard Windsor Fund                   107,564        1,448,495    1,562,905*

AIM Equity Funds, Inc.
   Weingarten Fund                       88,061        1,513,674    1,561,322*

Investment Company of America            76,370        1,419,895    1,650,356*

Vanguard Fixed Income
     Securities Fund                     88,986          914,734      911,992

SunTrust Bank
     Retirement Reserve Fund                412              412          412

STI Classic Prime Quality
 Money Market Funds                                      119,852      119,852

Participant Loan Fund
 (at 7.0% - 10.0% interest rates)                      1,044,386    1,044,386
                                                     -----------  -----------

Total Investments at December 31, 1995               $21,645,057  $22,253,622
                                                     ===========  ===========




* Comprises more than 5% of the fair value of Plan assets at December 31, 1995.

                                      -8-





                                                                                Schedule  II
Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Item 27d - Schedule of Reportable Transactions
(Transaction or Series of Transactions)
For the Year Ended December 31, 1995 in Excess of 5% of Plan Assets
- --------------------------------------------------------------------------------

                                                             Aggregate     Aggregate
                                     Number of     Number     Cost of       Proceeds        Cost       Net Gain
   Description of Assets             Purchases    of Sales   Purchases      from Sales    of Asset     on Sale
   ---------------------             ---------    --------   ---------      ----------    --------     -------


SunTrust Bank Retirement
   Reserve Fund                         58          49      $1,033,935     $1,109,943     $1,109,943

New England Mutual Life
   Insurance Group Annuity
   Policy #3597                         18          10       1,085,409      2,517,927      2,517,927

STI Classic Prime Quality
   Money Market Funds                  178         119       6,134,118      5,975,686      5,975,686


                                      -9-